UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October  2015
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 6, 2015

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

NEWS RELEASE

PORTAGE’S BIOHAVEN COMPLETES MULTIPLE DOSE PHASE OF PHARMACOKINETIC TRIAL WITH BHV-0223

Toronto, Ontario, October 6, 2015 – Portage Biotech Inc. (“Portage”) (OTC Market: PTGEF, Canadian Securities Exchange: PBT.U), and Biohaven Pharmaceutical Holding Company Limited (Biohaven), announced today that Biohaven has completed the multiple dose portion of the Phase I study with BHV-0223, a glutamate modulating agent. Biohaven filed an investigational drug application (IND) regarding BHV-0223 and obtained clearance from the U.S. Food and Drug Administration (FDA) to proceed with human testing. Portage holds 54% equity interest in Biohaven, a private company.

The Phase I trial is designed to demonstrate the safety and unique pharmacokinetic characteristics of BHV-0223 in single and then multiple dosing in humans. In the first phase of the study, approximately 10 participants were treated with varying doses of BHV-0223 on four separate occasions. In the second phase of the trial, participants received multiple daily doses of BHV-0223. Pharmacokinetic analysis of BHV-0223 and metabolites are pending. A Phase 3 trial is planned for 2016.

Robert Berman, M.D., Chief Medical Officer of Biohaven comments, “Biohaven has expeditiously completed its pharmacokinetic trial of BHV-0223 and now awaits analysis of the serum samples before the year end. There were no serious adverse events reported and pharmacokinetic exposure data will help us determine the optimal dosing strategy to bring forward into our Phase 3 trial.”

About Biohaven

Biohaven is a privately-held biopharmaceutical company engaged in the identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. Biohaven founders were among the first researchers at Yale University to discover the therapeutic potential of the NMDA antagonist ketamine and other glutamate modulating agents in the treatment of neuropsychiatric disorders.  Biohaven has a worldwide license from Yale University to use intellectual property relating to the use of certain glutamate modulating agents in the treatment of neuropsychiatric disorders. The company's first drug candidate, BHV-0223, is a reformulated glutamate modulating agent being developed for treatment-resistant mood and anxiety disorders.

BHV-0223 is a glutamate modulating agent formulated using the Zydis® ODT fast-dissolve technology under an exclusive worldwide agreement with Catalent. BHV-0223 is being developed for eventual commercial use in a variety of disorders including treatment-resistant anxiety disorders. The clinical development plan for BHV-0223 will initially focus on Generalized Anxiety Disorder (GAD). Recent scientific findings have linked a variety of central nervous system and other diseases with altered glutamate function. Agents that modulate glutamate neurotransmission may have therapeutic potential in multiple glutamatergically driven disease states including amyotrophic lateral sclerosis (ALS), Alzheimer’s disease, Rett syndrome, dementia, dystonia, tinnitus, anxiety disorders, affective disorders and a variety of cancers.

In addition, Biohaven has purchased the IP rights to over 300 prodrugs of glutamate agents, filed for its own patents and received a license agreement from Catalent UK, Swindon Zydis Limited for the use of its Zydis® technology for Biohaven’s products.

About Portage:

Portage is engaged in identifying, financing and developing novel therapeutics in indications with high unmet medical need. Portage plans to add 5-7 other opportunities to its portfolio either by direct investment into a company, spinout from academia, or through the creation of an SPV with another company or management team

Apart from Biohaven, Portage also has fully owned subsidiary, Portage Pharmaceuticals Limited (PPL). PPL has successfully validated a new proprietary cell permeable peptide platform technology that has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane. PPL will be advancing its lead candidate, PPL-003, to an Investigational New Drug (IND) application for the topical treatment of dry eye disease and uveitis.  PPL recently completed a study in a rat model of dry eye disease in which a topical PPL-003 solution achieved highly significant efficacy and a more rapid onset of action than topical 0.1% dexamethasone.

Portage has also invested in Sentien Biotechnologies Inc., a Boston based private company developing an extracorporeal bioreactor for the delivery of cell therapies. This summer, Sentien completed a financing that will allow it to finish IND enabling studies and a Phase I trial.

For further information, contact Dr. Greg Bailey, the Chairman at gb@portagebiotech.com or Kam Shah, Chief Financial Officer, at (416) 929-1806 or ks@portagebiotech.com or visit our website at www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.